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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ___)*

                             The IXATA Group, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  81371G 10 S
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                                (CUSIP Number)

   Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th St.,
                       Cleveland, OH 44114, 216-736-7215
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 21, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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                                 SCHEDULE 13D
CUSIP No. 81371G 10 S                                        Page 2 of 5 Pages

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gerald R. McNichols
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,900,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,900,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,900,000
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8 %
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
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Item 1.   Security and Issuer.
          -------------------

     This statement on Schedule 13D relates to Series C Preferred Stock, par value $0.001 per share ("Series C Preferred Stock"), of The IXATA Group, Inc., a Delaware Corporation ("IXATA"), which is convertible into shares of IXATA's Common Stock, par value $0.001 per share ("Common Stock"), at any time at the option of the holder thereof, and warrants to purchase Series C Preferred Stock ("Series C Warrants"). IXATA's principal executive offices are located at 8989 Rio San Diego Drive, San Diego, California 92108.

Item 2.   Identity and Background.
          -----------------------

     (a) This Schedule 13D is filed by Gerald R. McNichols, Sc.D. for the purpose of reporting acquisitions of Series C Preferred Stock and Series C Warrants.

     (b) The residence address of Dr. McNichols is 23349 Parsons Road, Middleburg, Virginia 20117.

     (c) Dr. McNichols is the founder and chief executive officer of McNichols & McNichols, Inc.

     (d)  Negative.

     (e)  Negative.

     (f)  Dr. McNichols is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     On December 21, 2000, Dr. McNichols purchased 90,000 shares of Series C Preferred Stock, which shares are presently convertible into 900,000 shares of Common Stock (subject to anti-dilution adjustment in the event of subsequent issuances of stock by IXATA at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The shares of Series C Preferred Stock were acquired with Dr. McNichols' personal funds for $90,000. Dr. McNichols was also granted Series C Warrants to purchase 90,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on December 20, 2005.

Item 4.   Purpose of Transaction.
          ----------------------

     The purpose of the acquisition of Series C Preferred Stock by Dr. McNichols was for investment and to provide financing for IXATA. Dr. McNichols reserves the right to acquire, or cause to be acquired, additional securities of IXATA, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding IXATA or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Dr. McNichols, market conditions or other factors. Other than set forth in this Item 4, Dr. McNichols does not have any plans or proposals concerning corporate affairs or transactions of IXATA of the type listed in items (a) through (j) of Item 4 of Schedule 13D.

                                 3 of 5 Pages
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Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) According to the most recently available filing with the Securities and Exchange Commission by IXATA, there are 14,325,543 shares of IXATA's Common Stock outstanding.

     Dr. McNichols is the sole beneficial owner of 100,000 shares of Common Stock and Series C Preferred Stock and Series C Warrants convertible into 1,800,000 shares of Common Stock, or 11.8% of IXATA's outstanding Common Stock.

     The percentage of Common Stock reported to be beneficially owned by Dr. McNichols is calculated in accordance with the Securities Exchange Act Rule 13d-3, which states that securities held by a person which are not outstanding but are subject to warrants or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of a class owned by such person.

     (b) Dr. McNichols has sole voting and dispositive power of the shares of Common Stock issuable upon exercise of the Series C Warrants held by him and conversion of the Series C Preferred Stock held by him.

     (c) Except as described herein, Dr. McNichols has not effected any transaction in Common Stock during the past 60 days.

                                 4 of 5 Pages
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 2001

                                   /s/ Gerald R. McNichols
                                   -------------------------------------
                                   Gerald R. McNichols

                                 5 of 5 Pages